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                                                                      EXHIBIT 14

FOR IMMEDIATE RELEASE                       Contact: Douglas Donsky
                                                     Principal Communications
                                                     (212) 303-7608

                KAPSON SENIOR QUARTERS, LAZARD FRERES AFFILIATE
                            AMEND MERGER AGREEMENT

WOODBURY, N.Y., February 24, 1998 -- Kapson Senior Quarters Corp. (NASDAQ:
KPSQ) and Prometheus Senior Quarters LLC, an affiliate of Lazard Freres Real Estate Investors, LLC, today announced that they have amended their previously announced plan of merger. Under the amended agreement a subsidiary of Prometheus will commence a tender offer within five business days to acquire all of the outstanding shares of Kapson at $14.50 per share in cash and all of the outstanding shares of preferred stock at $27.93 per share in cash.

The offer would be subject to certain customary conditions including a minimum condition relating to the tender of shares of common and preferred stock representing a majority of the outstanding shares of common stock on a fully diluted basis. Certain shareholders of Kapson beneficially owning approximately 54% of the outstanding common stock (approximately 33% on a fully diluted basis) have agreed to tender their shares in the offer. The offer is expected to close in approximately 30 days unless extended.

The transaction was unanimously approved by the Board of Directors of Kapson.

Kapson Senior Quarters Corp., founded in 1972, owns, manages and/or operates 23 assisted living facilities with 2,510 units in Connecticut, New Jersey, New York and Pennsylvania. The company, based in Woodbury, Long Island, currently has another 11 facilities under construction with 1,264 units and 18 facilities under development with 2,271 units in its current markets, as well as in North Carolina and South Carolina. The company's initial public offering occurred in September 1996 at $10.00 a share.

Lazard Freres Real Estate Investors, LLC is the real estate investment affiliate of Lazard Freres & Co. LLC, a leading global investment bank. Lazard manages several real estate investment funds including the LF Strategic Realty Advisors, LP, a strategic investment program capitalized with approximately $2 billion in equity capital. Since its inception, Lazard has acquired sizable investment stakes in a select group of leading real estate-related operating companies, including Alexander Haagen Properties, Inc.; American Apartment Communities; ARV Assisted Living, Inc.; Bell Atlantic Properties (renamed Atlantic American Properties Trust); Dermody Properties; The Fortress Group; RF&P Corporation (renamed Commonwealth Atlantic Properties); and The Rubenstein Company, LP.